DEFENSE INDUSTRIES INTERNATIONAL, INC.
                                 8 BRISEL STREET
                         INDUSTRIAL ZONE SDEROT, ISRAEL

                                 August 23, 2004

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

             RE:   DEFENSE INDUSTRIES INTERNATIONAL, INC.
                   Registration Statement on Form S-3
                   (File No. 333- 127398)
                   REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Defense Industries International, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-3, File Number 333-127398 (the "Registration Statement"), relating to the offering of 3,911,158 shares of common stock of the Company, par value $.0001 per share.

     We will file a new Registration Statement on Form SB-2 for the registration of such 3,911,158 shares of common stock.

     Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

     Should you have any questions regarding this matter, please call our attorney, Steven J. Glusband of Carter Ledyard & Milburn LLP, at (212) 238-8605.

                                          Sincerely,
                                          Defense Industries International, Inc.

                                          By: /s/ Baruch Tosh
                                          -------------------
                                          Baruch Tosh
                                          President

cc: Steven J. Glusband, Esq.